Exhibit 99.1

2 January 2018
Midatech Pharma PLC
("Midatech" or the "Company")

Midatech enters into a Loan Agreement with MidCap Financial

Midatech (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, is pleased to announce that it has entered into a four-year senior secured loan agreement with MidCap Financial of up to $15 million (the “Facility”).

Midatech has received an initial tranche of $7 million. The issuance of further tranches under the Facility is dependent on clinical development milestones set out for MTD201 and MTX110. The funds will be used to support progression towards these and other value-driving product milestones.

Commenting on the agreement, Dr Jim Phillips, Chief Executive Officer of Midatech Pharma, said: "This agreement allows us to continue the clinical development of key products. With the extensive due diligence that was required, it also indicates significant support in Midatech’s future. With our lead programmes heading towards potentially significant, value-driving inflection points in 2018, and the continued progress of our R&D pipeline and US commercial activities, this is an exciting time for the business.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Nick Brown
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and other therapeutic areas, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products.  Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions.  The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

About MidCap Financial

MidCap Financial is a middle market-focused, specialty finance firm that provides senior debt solutions to businesses across all industries. The firm’s years of experience, strong balance sheet, and flexibility make it a lender of choice for companies across all stages of growth and complexity. MidCap Financial’s debt solutions focus in five areas:

•	General and Healthcare Asset-Based working capital loans collateralized by third-party accounts receivable and other assets;
•	Leveraged loans to companies backed by private equity sponsors;
•	Life Sciences loans to VC-backed and public pharmaceutical, biotech, and medical device companies;
•	Real Estate loans on all types of commercial properties, medical office buildings, various types of senior housing and skilled nursing properties; and
•	Lender Finance term loans or revolvers provided across the consumer and commercial finance sectors.

Additional information about MidCap Financial can be found at www.midcapfinancial.com